Exhibit 99.3

HudBay Minerals Inc.
(“Hudbay”)

FORM OF (“PROXY”)

Annual and Special Meeting Friday, May 22, 2015 10:00am (Eastern Time) St. Andrew’s Club & Conference Centre, Garden Suite, 150 King Street West, 16th Floor, Toronto, Ontario, M5H 1J9 (“Meeting”)

RECORD DATE:	April 13, 2015
CONTROL NUMBER:
SEQUENCE #:
FILING DEADLINE FOR PROXY:	Wednesday, May 20, 2015 10:00am (Eastern Time)

VOTING METHODS

INTERNET	Go to www.voteproxyonline.com and enter the 12 digit control number above

FACSIMILE	(416) 595-9593

MAIL or HAND DELIVERY	TMX EQUITY TRANSFER SERVICES INC.* 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1

The undersigned hereby appoints W. Warren Holmes, Interim Chairman of Hudbay, whom failing David Garofalo, President and Chief Executive Officer of Hudbay (“Management Nominees”), or instead of any of them, the following Appointee

Please print appointee name

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below.

- SEE VOTING GUIDELINES ON REVERSE -

RESOLUTIONS — MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES

1. Election of Directors

		FOR	WITHHOLD
a)	David Garofalo	☐	☐
b)	Igor A. Gonzales	☐	☐
c)	Tom A. Goodman	☐	☐
d)	Alan R. Hibben	☐	☐
e)	W. Warren Holmes	☐	☐
f)	Sarah B. Kavanagh	☐	☐
g)	Carin S. Knickel	☐	☐
h)	Alan J. Lenczner	☐	☐
i)	Kenneth G. Stowe	☐	☐
j)	Michael T. Waites	☐	☐

2. Appointment of Auditors	FOR	WITHHOLD

Appointment of Deloitte LLP as Auditors of Hudbay for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

3. Issuance of Common Shares Upon Exercise of Outstanding Warrants	FOR	AGAINST

Authorize the issuance of up to 22,625,232 common shares of Hudbay upon the exercise of outstanding warrants to purchase Hudbay shares pursuant to the terms of the warrant indenture between Hudbay and Equity Financial Trust, as warrant agent, dated July 15, 2014, which warrants were issued by Hudbay as partial consideration in connection with its acquisition of Augusta Resource Corporation in 2014.

	☐	☐

This proxy revokes and supersedes all earlier dated proxies and MUST BE SIGNED.

PLEASE PRINT NAME	Signature of Registered owner(s)	Date (MM/DD/YYYY)

Proxy Voting - Guidelines and Conditions

1.        THIS PROXY IS SOLICITED BY MANAGEMENT OF HUDBAY.

2.        THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING.

3.        If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution overleaf.  If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.

4.        This proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof.

5.        Each security holder has the right to appoint a person other than the Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof. Such right may be exercised by inserting in the space labeled “Please print appointee name”, the name of the person to be appointed, who need not be a security holder of Hudbay.

6.        To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its being mailed to the security holders of Hudbay.

7.        To be valid, this proxy must be filed using one of the Voting Methods and must be received by TMX Equity Transfer Services Inc.* before the Filing Deadline for Proxies, noted overleaf or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

8.        If the security holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the security holder may be required to provide documentation evidencing the signatory’s power to sign the proxy.

Investor inSite

TMX Equity Transfer Services Inc.* offers at no cost to security holders, the convenience of secure 24-hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable security holder forms and Frequently Asked Questions.

To register, please visit

www.tmxequitytransferservices.com/investorinsite

Click on, “Register Online Now” and complete the registration form. Call us toll free at 1-866-393-4891 with any questions.

*TMX Equity Transfer Services Inc. is operating the transfer agency and corporate trust business in the name of Equity Financial Trust Company for a transitional period.

TMXEquityTransferServices.com
VANCOUVER              CALGARY                                TORONTO                              MONTRÉAL